Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 For The Period


             Beginning January 1, 2003 and Ending December 31, 2003

                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         SOUTHERN COMPANY SERVICES, INC.
                        (Exact Name of Reporting Company)


                           SUBSIDIARY            SERVICE COMPANY
                  ------------------------------
                     ("Mutual" or "Subsidiary")


         Date of Incorporation April 21, 1949
         If not Incorporated, Date of Organization


 State or Sovereign Power Under Which Incorporated or Organized State of Alabama


         Location of Principal Executive Offices of Reporting Company
                           241 Ralph McGill Blvd., NE
                           Atlanta, Georgia 30308-3374

         Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                  Senior Vice                        241 Ralph McGill Blvd., NE
W. Dean Hudson    President, Comptroller             Atlanta, Georgia 30308-3374
                  and Chief Financial Officer


Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:


                              THE SOUTHERN COMPANY

                      INSTRUCTIONS FOR USE OF FORM U-13-60


     1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

     6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

     7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

2

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                    Schedule or       Page
 Description of Schedules and Accounts             Account Number    Number


    COMPARATIVE BALANCE SHEET                        Schedule I         4
    -------------------------

       SERVICE COMPANY PROPERTY                      Schedule II        5

       ACCUMULATED PROVISION FOR DEPRECIATION
          AND AMORTIZATION OF SERVICE COMPANY
               PROPERTY                              Schedule III       6

       INVESTMENTS                                   Schedule IV        7

       ACCOUNTS RECEIVABLE FROM ASSOCIATE
          COMPANIES                                  Schedule V         8

       FUEL STOCK EXPENSES UNDISTRIBUTED             Schedule VI        9

       STORES EXPENSE UNDISTRIBUTED                  Schedule VII       10

       MISCELLANEOUS CURRENT AND ACCRUED
          ASSETS                                     Schedule VIII      11

       MISCELLANEOUS DEFERRED DEBITS                 Schedule IX        12

       RESEARCH, DEVELOPMENT, OR DEMONSTRATION
          EXPENDITURES                               Schedule X         13

       PROPRIETARY CAPITAL                           Schedule XI        14

       LONG-TERM DEBT                                Schedule XII       15

       CURRENT AND ACCRUED LIABILITIES               Schedule XIII      16

       NOTES TO FINANCIAL STATEMENTS                 Schedule XIV       17

    COMPARATIVE INCOME STATEMENT                     Schedule XV        18
    ----------------------------

       ANALYSIS OF BILLING - ASSOCIATE
         COMPANIES                                   Account 457        19

       ANALYSIS OF BILLING - NONASSOCIATE
          COMPANIES                                  Account 458        20

       ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
          AND NONASSOCIATE COMPANIES                 Schedule XVI       21

                                                                               3
      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS  (Continued)
      ---------------------------------------------


                                                     Schedule or       Page
      Description of Schedules and Accounts         Account Number    Number


            SCHEDULE OF EXPENSE BY DEPARTMENT OR
               SERVICE FUNCTION                      Schedule XVII      22

            DEPARTMENTAL ANALYSIS OF SALARIES        Account 920        23

            OUTSIDE SERVICES EMPLOYED                Account 923        24

            EMPLOYEE PENSIONS AND BENEFITS           Account 926        25

            GENERAL ADVERTISING EXPENSES             Account 930.1      26

            MISCELLANEOUS GENERAL EXPENSES           Account 930.2      27

            RENTS                                    Account 931        28

            TAXES OTHER THAN INCOME TAXES            Account 408        29

            DONATIONS                                Account 426.1      30

            OTHER DEDUCTIONS                         Account 426.5      31

            NOTES TO STATEMENT OF INCOME             Schedule XVIII     32

            ORGANIZATION CHART                                          33
            ------------------

            METHODS OF ALLOCATION                                       34
            ---------------------

            ANNUAL STATEMENT OF COMPENSATION FOR USE

               OF CAPITAL BILLED                                        35
               -----------------

4
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.



ACCOUNT                       ASSETS AND OTHER DEBITS                                AS OF DECEMBER 31
-------                       -----------------------                                -----------------
                                                                                     CURRENT      PRIOR
                                                                                     -------      -----
           SERVICE COMPANY PROPERTY

    101        Service company property (Schedule II)                                248,281      238,255
    107        Construction work in progress (Schedule II)                               241          194
                                                                                     -------      -------
                  Total Property                                                     248,522      238,449
                                                                                     -------      -------
    108        Less accumulated provision for depreciation
                  and amortization of service company
                  property (Schedule III)                                            130,780      108,060
                                                                                     -------      -------
                      Net Service Company Property                                   117,742      130,389
                                                                                     -------      -------

           INVESTMENTS

    123        Investments in associate companies (Schedule IV)                         -            -
    124        Other investments (Schedule IV)                                         8,849        7,202
                                                                                     -------      -------
                  Total Investments                                                    8,849        7,202
                                                                                     -------      -------

           CURRENT AND ACCRUED ASSETS

    131        Cash                                                                    3,379        5,237
    134        Special deposits                                                         -            -
    135        Working funds                                                            -            -
    136        Temporary cash investments (Schedule IV)                                1,500       14,100
    141        Notes receivable                                                         -            -
    143        Accounts receivable                                                   109,434      114,808
    146        Accounts receivable from associate
                  companies (Schedule V)                                             260,195      256,206
    152        Fuel stock expenses undistributed (Schedule VI)                          -            -
    154        Materials and supplies                                                  1,192        1,341
    163        Stores expense undistributed (Schedule VII)                              -            -
    165        Prepayments                                                            65,184       72,498
    174        Miscellaneous current and accrued assets (Schedule VIII)                1,037        2,548
                                                                                     -------      -------
                      Total Current and Accrued Assets                               441,921      466,738
                                                                                     -------      -------

           DEFERRED DEBITS

    181        Unamortized debt expense                                                  191          222
    184        Clearing accounts                                                         344          526
    186        Miscellaneous deferred debits (Schedule IX)                            34,010       29,432
    188        Research, development, or demonstration
                  expenditures (Schedule X)                                             -            -
    190        Accumulated deferred income taxes                                      10,661        8,071
                                                                                     -------      -------
                      Total Deferred Debits                                           45,206       38,251
                                                                                     -------      -------

                      TOTAL ASSETS AND OTHER DEBITS                                  613,718      642,580
                                                                                     =======      =======


4A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                             (Thousands of Dollars)

               SCHEDULE I - COMPARATIVE BALANCE SHEET (Continued)


ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL                             AS OF DECEMBER 31
-------               -----------------------------------                             -----------------
                                                                                      CURRENT      PRIOR
                                                                                      -------      -----

           PROPRIETARY CAPITAL

    201        Common stock issued (Schedule XI)                                         725          725
    211        Miscellaneous paid-in-capital (Schedule XI)                           (19,650)     (14,840)
    215        Appropriated retained earnings (Schedule XI)                             -            -
    216        Unappropriated retained earnings
                  (Schedule XI)                                                         -            -
                                                                                     -------      -------
                      Total Proprietary Capital                                      (18,925)     (14,115)
                                                                                     -------      -------

           LONG-TERM DEBT

    223        Advances from associate companies (Schedule XII)                         -            -
    224        Other long-term debt (Schedule XII)                                    51,041       52,145
    225        Unamortized premium on long-term debt                                    -            -
    226        Unamortized discount on long-term debt-debit                             -            -
                                                                                     -------      -------
                      Total Long-Term Debt                                            51,041       52,145
                                                                                     -------      -------

           CURRENT AND ACCRUED LIABILITIES

    231        Notes payable                                                           8,031        8,280
    232        Accounts payable                                                      161,973      154,185
    233        Notes payable to associated companies
                  (Schedule XIII)                                                       -            -
    234        Accounts payable to associate companies
                  (Schedule XIII)                                                     61,986      111,434
    236        Taxes accrued                                                             657          622
    237        Interest accrued                                                          136          127
    238        Dividends declared                                                       -            -
    241        Tax collections payable                                                 1,213        4,388
    242        Miscellaneous current and accrued
                  liabilities (Schedule XIII)                                        162,477      165,772
                                                                                     -------      -------
                      Total Current and Accrued Liabilities                          396,473      444,808
                                                                                     -------      -------

           DEFERRED CREDITS

    253        Other deferred credits                                                185,129      159,742
    255        Accumulated deferred investment tax credits                              -            -
                                                                                     -------      -------
                      Total Deferred Credits                                         185,129      159,742
                                                                                     -------      -------


    282    ACCUMULATED DEFERRED INCOME TAXES                                            -            -
           ---------------------------------                                         -------      -------

                      TOTAL LIABILITIES AND PROPRIETARY
                        CAPITAL                                                      613,718      642,580
                                                                                     =======      =======


5
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                   SCHEDULE II

                            SERVICE COMPANY PROPERTY



                                        BALANCE AT                                                       BALANCE AT
                                        BEGINNING                        RETIREMENTS       OTHER 1/       CLOSE OF
      DESCRIPTION                        OF YEAR        ADDITIONS         OR SALES         CHANGES          YEAR
      -----------                       ----------      ---------        -----------       -------      -----------



SERVICE COMPANY PROPERTY

Account

301     ORGANIZATION                         -               -                -              -                -
303     MISCELLANEOUS
        INTANGIBLE PLANT                     -               -                -              -                -
304     LAND & LAND RIGHTS                   -               -                -              -                -
305     STRUCTURES AND
        IMPROVEMENTS                       2,103             107              -              -              2,210
306     LEASEHOLD
        IMPROVEMENTS                      17,213             191              -              (36)          17,368
307     EQUIPMENT 2/                      68,257           2,487           (2,383)           424           68,785
307     GATX CAPITAL LEASES 2/             8,858           9,322              -              -             18,180
307     MISC. CAPITAL LEASES 2/            5,317             183              -              -              5,500
308     OFFICE FURNITURE
        AND EQUIPMENT 2/                  19,362           2,988             (128)            59           22,281
309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT 2/                         806             139              (72)           -                873
310     AIRCRAFT AND
        AIRPORT EQUIPMENT 2/              60,064              56           (4,660)           (50)          55,410
311     OTHER SERVICE COMPANY
        PROPERTY 2/ 3/                    56,275           2,790           (1,037)          (354)          57,674
                                         -------          ------           ------           ----          -------

          SUB-TOTAL                      238,255          18,263           (8,280)            43          248,281
                                         -------          ------           ------           ----          -------

107     CONSTRUCTION WORK
        IN PROGRESS 4/                       194             467              -             (420)             241
                                         -------          ------           ------           ----          -------

          TOTAL                          238,449          18,730           (8,280)          (377)         248,522
                                         =======          ======           ======           ====          =======



1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

Re-classed assets from Software category to Equipment Category for 250. Transferred Construction Work In Progress accounts to Software Category for
(420).

( ) Denotes red figure

                             (Continued on Page 5A)

                                                                              5A
                              SCHEDULE II-CONTINUED

                             (Thousands of Dollars)


2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                    BALANCE AT
                                                                     CLOSE OF
SEC/CLASS   SUBACCOUNT DESCRIPTION                  ADDITIONS          YEAR
---------   ----------------------                  ---------       ----------

307/02      Research & Laboratory Equip.               180            10,029
307/04      Personal Computer Equip.                 2,277            48,365
307/05      Mainframe Computer Equipment                 2             5,279
307/11      Telephone Systems                           21             3,918
307/12      Telecommunications Equip.                    7             1,194
307/101     GATX Capital Leases                      9,322            18,180
307/102     Misc. Capital Leases                       183             5,500
308/01      Furniture & Fixtures                     1,079            13,392
308/09       Data Handling Equipment
              & Miscellaneous                        1,909             8,889
309/08      Autos, Trucks & Trailers                   139               873
310/07      Aircraft                                    56            55,410
311/10      Software                                 2,790            56,003
311/13      Coal Pilot Scale Combustion
              Facility                                 -               1,671
                                                ----------         ---------

                          TOTAL                     17,965           228,703
                                                    ======           =======


3/      DESCRIBE OTHER SERVICE COMPANY PROPERTY:

          1.   Purchased computer software and software licenses.
          2.   Pulverized coal pilot scale combustion facility.

4/     DESCRIBE CONSTRUCTION WORK IN PROGRESS:

          Construction Work in Progress ending balance of $241 is for software development of GIMS (hardware/software) and Sea Crate (Equipment) projects.

6
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY


                                                   ADDITIONS                           OTHER
                                  BALANCE AT        CHARGED                            CHARGES      BALANCE AT
                                  BEGINNING           TO                                ADD  (1)     CLOSE OF
      DESCRIPTION                  OF YEAR         ACCT #403       RETIREMENTS         (DEDUCT)        YEAR
      -----------                 ---------        ---------       -----------         --------   ---------------

Account

301     ORGANIZATION                    -                -               -                 -           -

303     MISCELLANEOUS
        INTANGIBLE PLANT                -                -               -                 -           -

304     LAND & LAND RIGHTS              -                -               -                 -           -

305     STRUCTURES AND
        IMPROVEMENTS                1,482               85               -                 1       1,568

306     LEASEHOLD
        IMPROVEMENTS                7,313            1,441               -                (4)      8,750

307     EQUIPMENT                  46,880            9,099          (1,834)               45      54,190

307     GATX CAPITAL LEASES           959                -               -             3,444       4,403

307     MISC, CAPITAL LEASES        3,292                -               -             1,557       4,849

308     OFFICE FURNITURE
        AND FIXTURES               10,774            1,605            (114)                4      12,269

309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT                     670               46             (72)               (2)        642

310     AIRCRAFT AND
        AIRPORT EQUIPMENT           5,948            2,394          (2,334)                2       6,010

311     OTHER SERVICE
        COMPANY PROPERTY           30,742            7,818            (435)              (26)     38,099
                                  -------           ------          ------             -----     -------


        TOTAL                     108,060           22,488          (4,789)            5,021     130,780
                                  =======           ======          ======             =====     =======




(1) Provide an explanation of those charges considered material: GATX Capital Leases, 3,444 and Misc. Capital Leases, 1,557 amortize to Rent Expense Account 931-00021.

( ) Denotes red figure.

                                                                               7
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                   SCHEDULE IV

                                   INVESTMENTS


INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                 BALANCE AT        BALANCE AT
                                                 BEGINNING          CLOSE OF
        DESCRIPTION                               OF YEAR            YEAR
        -----------                              ----------        ----------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE
              COMPANIES                                  -                -

ACCOUNT 124 - OTHER INVESTMENTS

    Change in Control Trust                          6,566            8,392
    Employee Energy Loans                              562              386
    ACE Limited - Reserve                               69               69
    Employee Computer Loans                              5                2
                                                   -------          -------
        Subtotal                                     7,202            8,849

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS            14,100            1,500
                                                   -------          -------
        TOTAL                                       21,302           10,349
                                                   =======          =======

8
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                   SCHEDULE V

                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:            Complete the following schedule listing accounts
                         receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                 BALANCE AT       BALANCE AT
                                                 BEGINNING         CLOSE OF
        DESCRIPTION                               OF YEAR            YEAR
        -----------                            -------------      -----------


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

    The Southern Company                            6,619           6,997
    Alabama Power Company                          67,524          82,795
    Georgia Power Company                          92,647          67,642
    Gulf Power Company                             17,920          19,492
    Mississippi Power Company                      23,574          21,525
    Savannah Electric and Power Company             7,248           7,925
    Southern Communications Services, Inc.          1,544           1,540
    Southern Company Energy Solutions, LLC            630             265
    Southern Company Gas, LLC                      19,294          17,928
    Southern Company Holdings, Inc.                 1,342             650
    Southern Company Rail Services                    -               130
    Southern Electric Generating Company            1,245             910
    Southern Electric Railroad Company                492             342
    Southern Information Holding Company, Inc.          1             -
    Southern Management Development, Inc.             428             375
    Southern Nuclear Operating Company, Inc.        9,524           9,244
    Southern Power Company                          5,668          22,325
    Southern Telecom, Inc.                            506             110
                                                 --------        --------

        TOTAL                                     256,206         260,195
                                                 ========        ========




(Continued on Page 8A)

                                                                             8A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)
                                   (Continued)


                                   SCHEDULE V

                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:            Complete the following schedule listing accounts
                         receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub-account should be provided.


ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:             TOTAL
                                                              PAYMENTS

    The Southern Company                                          823
    Alabama Power Company                                     665,603
    Georgia Power Company                                     575,891
    Gulf Power Company                                        164,566
    Mississippi Power Company                                 188,040
    Savannah Electric and Power Company                       103,085
    Southern Communications Services, Inc.                     19,543
    Southern Company Energy Solutions, LLC                        -
    Southern Company Gas, LLC                                 236,982
    Southern Electric Generating Company                          352
    Southern Management Development, Inc.                       3,708
    Southern Nuclear Operating Company, Inc.                  156,197
    Southern Power Company                                    171,420
                                                          -----------

        TOTAL PAYMENTS                                      2,286,210
                                                           ==========



The major portion of the above expenses consists of transactions related to Transmission Planning and Operations (TPO); Generation Energy Marketing (GEM) transactions, Southern Gas Billing (SGB) services and transactions relating to third party payroll payments, and transactions relating to Electric Power Research Institute dues.

                                                                               9
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                   SCHEDULE VI

                        FUEL STOCK EXPENSES UNDISTRIBUTED


INSTRUCTIONS:            Report the amount of labor and expenses incurred with
                         respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                         Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



        DESCRIPTION                                           LABOR         EXPENSES         TOTAL
        -----------                                           -----         --------         -----


ACCOUNT 152 - FUEL STOCK EXPENSES
    UNDISTRIBUTED                                             8,779           7,582          16,361

Total amount billed during current year
 as follows:

Associated Companies

    The Southern Company                                        (95)           (396)           (491)
    Alabama Power Company                                    (2,613)         (2,232)         (4,845)
    Georgia Power Company                                    (3,012)         (2,376)         (5,388)
    Gulf Power Company                                         (723)           (663)         (1,386)
    Mississippi Power Company                                (1,160)         (1,033)         (2,193)
    Savannah Electric and Power Company                        (160)           (127)           (287)
    Southern Electric Railroad Company                          (13)            (14)            (27)
    Southern Company Energy Solutions, LLC                      -               -               -
    Southern Company Gas, LLC                                  (364)           (294)           (658)
    Southern Company Holdings, Inc.                            (207)           (134)           (341)
    Southern Electric Generating Company                       (155)           (140)           (295)
    Southern Nuclear Operating Company, Inc.                    -               -               -
    Southern Company Rail Services                              (65)            (37)           (102)
    Southern Power Company                                     (212)           (135)           (347)
                                                            -------         -------        --------

        Subtotal Associate Companies                         (8,779)         (7,581)        (16,360)
                                                            -------         -------        --------

Non-Associated Companies:                                       -                (1)             (1)
                                                            -------         -------        --------

        Subtotal Associate and Non-associate Companies       (8,779)         (7,582)        (16,361)
                                                            -------         -------        --------


        TOTAL                                                     0               0               0
                                                            =======         =======        ========




SUMMARY: Fuel services performed by the service company consist of acting as agent on behalf of all the system operating companies on fossil related matters as defined in an operating agreement with each company. The purchase of natural gas for the operating companies is included in the fuel services performed by the service company. Costs associated with this service are included in the above amounts: Labor - 1,764; Expenses - 1,748; Total - 3,512.

10
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED




INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        DESCRIPTION                             LABOR      EXPENSES     TOTAL
        -----------                             -----      --------     -----


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED




    NOT APPLICABLE

                                                                              11
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                 BALANCE AT         BALANCE AT
                                                                 BEGINNING           CLOSE OF
        DESCRIPTION                                               OF YEAR               YEAR
        -----------                                              ----------         ----------


ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

        Interest Receivable -Temporary Cash Investments                44                   4
        Assets Held for Sale                                        2,504                 -
        Intercompany Derivative-Current-SOCO                          -                 1,033
                                                                   ------              ------


          Total                                                     2,548               1,037
                                                                   ======              ======



12
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                   SCHEDULE IX

                          MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each class.

                                                    BALANCE AT        BALANCE AT
                                                    BEGINNING          CLOSE OF
        DESCRIPTION                                  OF YEAR            YEAR
        -----------                                 ----------        ----------


ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

    Prepaid Telecom Services                             -              4,492

    Deferred Payroll Charge                           10,364            9,547

    Deposit for Georgia Sales and Use Tax                 26               26

    Executive Stock Option Taxes                         314              175

    Wilsonville Clean-up                                 -                 91

    Intangible Asset - Minimum Pension Obligation     14,916           15,010

    Unamortized Leasehold - Inverness                    242              185

    Unamortized Leasehold - Washington, DC               232              237

    Sundry Delayed Clearance                           3,338            4,247
                                                      ------           ------



    Total                                             29,432           34,010
                                                      ======           ======

                                                                              13
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project that incurred costs by the service corporation during the year.

        DESCRIPTION                                                    AMOUNT
        -----------                                                    ------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
              EXPENDITURES                                             39,988

Total amount billed/incurred during current year as follows:

Government Projects:
    Clean Coal Technology Projects:
        Hammond Wall Fired Project                                        (42)

    Other Government Projects:
        PSDF/Hot Gas Cleanup Project                                  (23,645)

EPRI Projects:
    RE&A EPRI Contracts                                                (1,737)
    Advanced End-Use Technologies                                          (8)
    Engineering EPRI Projects                                            (367)
    EPRI Bulk Trans. System Reliability                                  (112)

Associate Companies:
    End-Use Research Projects                                          (1,860)
    Power Delivery Research-Overhead Transmission                        (684)
    Power Delivery Research-Transmission Substations                     (624)
    Power Delivery Research-Distribution                                 (842)
    Air Quality Studies                                                (1,821)
    Combustion & Fuel Effects                                          (1,592)
    Research Administration                                              (429)
    Flue Gas Treatment                                                 (1,400)
    Advanced End-Use Technology Research                               (1,845)
    Advanced Energy Systems                                            (1,949)
    Thermal & Fluid Sciences                                             (982)
    R&D Tech Econ Assessments                                             (49)
                                                                      --------

TOTAL AMOUNT BILLED/INCURRED                                          (39,988)
                                                                      --------

        TOTAL                                                               0
                                                                      ========

14
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                        SCHEDULE XI - PROPRIETARY CAPITAL


                                           NUMBER OF           PAR OR STATED          OUTSTANDING
ACCOUNT                                      SHARES               VALUE                  CLOSE
NUMBER           CLASS OF STOCK            AUTHORIZED           PER SHARE              OF PERIOD
---------        --------------            ----------          -----------------      ---------------

201              COMMON STOCK                                                         NO. OF SHARES
                  ISSUED                      17,000               50.00              14,500

TOTAL                                                                                 725


INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions that gave rise to the reported amounts.

DESCRIPTION                                              AMOUNT

ACCOUNT 211
            MISCELLANEOUS PAID-IN CAPITAL                   150
            OTHER COMPREHENSIVE INCOME                  (19,800)
                                                        --------
TOTAL                                                   (19,650)

ACCOUNT 215
            APPROPRIATED RETAINED EARNINGS                  -
TOTAL                                                       -


INSTRUCTIONS:       Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform
                    System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                          BALANCE AT     NET INCOME                    BALANCE
                          BEGINNING          OR       DIVIDENDS        AT CLOSE
DESCRIPTION                OF YEAR         (LOSS)       PAID           OF YEAR
-----------               ----------     ----------   -------------    --------

ACCOUNT 216
   UNAPPROPRIATED
   RETAINED EARNINGS          -             -              -                -

TOTAL                         -             -              -                -
                                                                         ------


TOTAL PROPRIETARY CAPITAL                                               (18,925)
                                                                         ======


( ) Denotes red figure.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                          SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:   Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For
                Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


                    TERMS OF OBLIG          DATE                                    BALANCE AT                            BALANCE AT
                    CLASS & SERIES           OF          INTEREST         AMOUNT    BEGINNING                    1/          CLOSE
NAME OF CREDITOR    OF OBLIGATION         MATURITY         RATE         AUTHORIZED   OF YEAR    ADDITIONS    DEDUCTIONS     OF YEAR
----------------    --------------        --------       ------------   ----------  ----------  ---------    ----------   ----------

ACCOUNT 223 - ADVANCES FROM ASSOCIATE
              COMPANIES:

NOT APPLICABLE

ACCOUNT 224 - OTHER LONG-TERM DEBT:
NOTES PAYABLE
Merrill Lynch & Co.                       12/15/2009        7.625         40,000      40,000          -           -          40,000
Equity Office Properpies                  12/01/2005        7.25          13,600       3,136          -         3,136           -

DERIVATIVE
Fair Value Hedge  Notional Amount         12/15/2009   Fixed: 7.625%
                  ---------------
                      40,000              Floating: 6-month Libor + 2.92%                            787          -            787

CAPITAL LEASE *
-------------
GATX Technology Services              01/31/06 - 11/30/07 4.59 - 5.29     15,991       5,860        7,133       3,378         9,615
IR Mainframe                          07/31/03 - 04/30/07 5.00 - 8.00      8,597       3,149          142       2,652           639
                                                                          ------      ------    ---------      --------   ---------

    TOTAL                                                                 78,188      52,145        8,062       9,166        51,041
                                                                          ======      ======      =======    ========       =======


1/GIVE AN EXPLANATION OF DEDUCTIONS: Amounts shown were  transferred to current maturities.  Equity Office - $1,511,633
                                     was transferred to current maturities and $1,624,942 was transferred to deferred credit.

* The company has entered into four-year leases for personal computers and other technology equipment. Multiple leases were created; the amount authorized is the total of all capitalized leases prior to amortization.

16
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                             BALANCE AT        BALANCE AT
                                              BEGINNING         CLOSE OF
        DESCRIPTION                            OF YEAR            YEAR
        -----------                          ----------        ----------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                           -                -
                                               -------          -------
        TOTAL                                      -                -
                                               =======          =======

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                           557             -
    Alabama Power Company                       55,767           31,787
    Georgia Power Company                        7,239           14,354
    Gulf Power Company                           8,958            9,328
    Mississippi Power Company                   12,805            2,251
    Savannah Electric and Power Company            275               77
    Southern Communications Services, Inc.         372              397
    Southern Company Gas, LLC                    4,749            3,581
    Southern Electric Generating Company            20             -
    Southern Management and Development             62               62
    Southern Nuclear Operating Company, Inc.     2,831             -
    Southern Power Company                      17,799              149
                                               -------          -------
        TOTAL                                  111,434           61,986
                                               =======          =======

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

    Incentive Pay (PPP)                         88,778           81,613
    Vacation Clearing Account                   20,589           20,158
    Accrued Labor & Related Overheads           10,514           12,050
    Employee Group Insurance Premiums             -               1,001
    Employee Group Insurance Claims Reserve      1,812            2,800
    Early Retirement Benefits                    1,079            1,070
    Accumulated Provision for Major Overhaul
        of Aircraft                                748              423
    Supplemental Pensions and Benefits           6,525            6,208
    Department of Energy                           189              509
    Flex and Save Benefits                       1,789            2,042
    Severance Pay                                7,564            9,668
    Metro Life Advance-Current                     301              301
    Performance Dividend Plan                   20,922           21,817
    Employee Merchandise Withholding                24             -


(Continued on Page 16A)

                                                                            16A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                   (Continued)


                                             BALANCE AT        BALANCE AT
                                              BEGINNING         CLOSE OF
        DESCRIPTION                            OF YEAR            YEAR
        -----------                          ----------        ----------


    TPO Study                                    2,553              371
    SCS - U.S. Savings Bonds Withholdings          304              196
    Funds Dist-Holders SE P&L Corp.                 13               13
    SCS-FLEX Benefits Premiums                   2,043            2,218
    Georgia Power - Legal Withholdings              12               -
    Associated Companies - Employee Savings Plan    12               29
    Washington DC Sublease Deposit -
      Aircraft Owners & Pilots Assoc.               54               37
      Crown                                         -                17
    Miscellaneous (16 Beginning) (23 Ending)       (53)             (64)
                                               -------          -------


        TOTAL                                  165,772          162,477
                                               =======          =======

17
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        General

        Southern Company Services, Inc. (the "Company") follows the Uniform System of Accounts prescribed by the Securities and Exchange Commission ("SEC") for service companies, as amended, effective January 1, 1980.

        The Company has no earnings or retained earnings since it primarily renders services at cost to its parent company, The Southern Company, and other affiliates, as further discussed in Note 2.

        The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which requires the use of estimates. The actual results may differ from those estimates.

        Cash and Cash Equivalents

        The Company considers temporary cash investments with original maturities of 90 days or less to be cash equivalents.

        Income Taxes

        The Company is included in the consolidated federal income tax return with The Southern Company and its subsidiaries. Federal income tax deferrals primarily resulting from the use of accelerated depreciation are fully utilized and accounted for by the operating subsidiaries of The Southern Company.

        Property, Equipment, and Depreciation and Amortization

        Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 3 to 12 years). Leasehold improvements are amortized over the lives of the respective leases.

        On retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the accounts, and the gain or loss, if any, is credited or charged to income.

                                                                             17A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


2.      SERVICE AGREEMENTS

        The Company has entered into agreements under which it renders specialized services, at cost, to Southern Company and its subsidiaries. The Company's affiliates include the following: retail operating companies (Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric); Southern Electric Generating Company (an operating subsidiary owned equally by Alabama Power Company and Georgia Power Company); Southern Communications Services (Southern LINC) (provides digital wireless communications services to the retail operating companies and the public in the Southeast); Southern Company Energy Solutions (develops new business opportunities related to energy products and services); Southern Nuclear Operating Company (operates and provides services to Southern Company's nuclear power plants); Southern Electric Railroad Company (provides railroad services to the retail operating companies); Southern Power Company (constructs, owns, and manages Southern Company's competitive assets and sells electricity at market-based rates in the wholesale market); Southern Telecom (provides fiber cable services within the Southeast); Southern Holdings (an intermediate holding subsidiary for Southern's investments in leveraged leases, synthetic fuels, and an energy services business); and Southern Company Gas (a competitive retail natural gas marketer serving Georgia).

        The Company's services include general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, tax, information resources, marketing, auditing, insurance and pension, rate, budgeting, business promotion and public relations, employee relations, systems and procedures, and other services with respect to business and operations and, in the case of the operating utilities, power pool operations. The agreements will be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements.

3.      RETIREMENT BENEFITS

        The Company has a defined benefit, trusteed, pension plan that covers substantially all employees. The company also provides certain non-qualified benefit plans for a selected group of management and highly compensated individuals. The Company provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. In 2002, Southern Company adopted several plan changes that had the effect of increasing benefits to both current and future retirees. The measurement date for plan assets and obligations is September 30 for each year.

17B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003


                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


Pension Plans

The accumulated benefit obligation for the pension plans was $644 million in 2003 and $550 million in 2002. Changes during the year in the projected benefit obligations, accumulated benefit obligations, and in the fair value of plan assets were as follows: (in thousands)

                                              Projected Benefit Obligations
                                           ----------------------------------
                                             2003                      2002
                                             ----                      ----

    Balance at beginning of year           644,991                   566,037
    Service cost                            20,970                    18,931
    Interest cost                           41,393                    41,922
    Benefits paid                          (24,682)                  (22,571)
    Plan amendments                          1,719                    15,662
    Actuarial (gain) loss                   24,750                    25,010
                                           -------                   -------
    Balance at end of year                 709,141                   644,991
                                           =======                   =======


                                                       Plan Assets
                                          -----------------------------------
                                             2003                      2002
                                             ----                      ----

    Balance at beginning of year           609,745                   666,092
    Actual return on plan assets            97,620                   (44,291)
    Employer contributions                   4,855                     4,300
    Benefits paid                          (24,682)                  (22,571)
    Receivables/Payables due to transfers  (20,887)                    6,215
                                           -------                   -------
    Balance at end of year                 666,651                   609,745
                                           =======                   =======


The accrued pension costs recognized in the Balance Sheets are as follows: (in thousands)

                                               2003              2002
                                               ----              ----

    Funded status                            (42,490)          (35,245)
    Unrecognized transition obligation        (3,666)           (4,951)
    Unrecognized prior service cost           52,197            55,885
    Unrecognized net (gain) loss              20,007             8,687
                                              ------            ------
    Prepaid asset, net                        26,048            24,376
    Portion included in benefit obligations   27,254            22,548
                                              ------            ------
    Total prepaid assets recognized
        in the Balance Sheet                  53,302            46,924
                                              ======            ======

In 2003 and 2002, amounts recognized in the Balance Sheets for accumulated other comprehensive income and intangible assets to record the minimum pension liability related to the non-qualified plans were $30 million and $23 million and $15 million and $15 million, respectively.

                                                                             17C

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS



Components of the pension plan's net periodic cost were as follows: (in thousands)

                                      2003            2002             2001
                                      ----            ----             ----

    Service cost                     20,970          18,931           18,490
    Interest cost                    41,393          41,922           39,047
    Expected return on plan assets  (60,508)        (59,841)         (56,920)
    Recognized net gain              (4,069)         (8,450)          (9,377)
    Net amortization                  3,581           2,608            2,062
                                     ------          ------           ------
    Net pension cost (income)         1,367          (4,830)          (6,698)
                                     ======          ======           ======

Postretirement Benefits

Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows: (in thousands)

                                           Accumulated Benefit Obligations
                                           2003                      2002
                                           ----                      ----

     Balance at beginning of year        154,494                   123,808
     Service cost                          3,192                     2,722
     Interest cost                         9,880                     9,116
     Benefits paid                        (6,912)                   (6,689)
     Actuarial (gain) loss                 2,932                    25,537
                                         -------                   -------
     Balance at end of year              163,586                   154,494
                                         =======                   =======

                                                     Plan Assets
                                          ---------------------------------
                                           2003                      2002
                                           ----                      ----

     Balance at beginning of year         24,792                    26,642
     Actual return on plan assets          4,064                    (1,838)
     Employer contributions                6,887                     6,677
     Benefits paid                        (6,912)                   (6,689)
                                          ------                    ------
     Balance at end of year               28,831                    24,792
                                          ======                    ======

The accrued postretirement costs recognized in the Balance Sheets are as follows: (in thousands)

                                              2003                     2002
                                              ----                     ----

     Funded status                         (134,755)                 (129,701)
     Unrecognized transition obligation       3,743                     4,147
     Unrecognized prior service cost         22,878                    24,435
     Unrecognized net (gain) loss            24,737                    23,478
     Fourth quarter contributions             1,526                     1,856
                                            -------                   -------
     Accrued liability recognized in the
       Balance Sheet                        (81,871)                  (75,785)
                                            =======                   =======

17D
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


Components of the plan's net periodic cost were as follows:  (in thousands)

                                     2003               2002              2001
                                     ----               ----              ----

    Service cost                    3,192               2,722            2,850
    Interest cost                   9,880               9,116            8,791
    Expected return on plan assets (2,598)             (2,517)          (2,386)
    Net amortization                2,169               1,811            1,572
                                   ------              ------           ------
    Net postretirement cost        12,643              11,132           10,827
                                   ======              ======           ======

The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations and net periodic costs for the pension and postretirement benefits plans were:

                                     2003                2002              2001
                                     ----                ----              ----

    Discount                         6.00%              6.50%              7.50%
    Annual salary increase           3.75%              4.00%              5.00%
    Long-term return on plan assets  8.50%              8.50%              8.50%


    An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of
    8.25 percent for 2003 decreasing gradually to 5.25 percent through the year 2010 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2003 as follows: (in thousands)

                                     1 Percent        1 Percent
                                      Increase         Decrease

    Benefit obligation                  12,302           10,750
    Service and interest costs             929              809

Employee Savings Plan

        The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. The total matching contributions made to the plan for the years 2003, 2002, and 2001 were $9 million, $10 million, and $9 million, respectively.

Work Force Reduction Programs

        The Company has incurred additional costs for work force reduction programs. The costs related to these programs were $17 million, $11 million, and $5 million for 2003, 2002, and 2001, respectively. These costs were charged to expense.

                                                                             17E
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


4.      OPERATING LEASES

        The Company has operating lease agreements with various terms and expiration dates. Rental expense under all operating leases was approximately $51,977,000, $61,478,000, and $69,697,000 in 2003, 2002,
        and 2001, respectively. Future minimum lease payments under non-cancelable operating leases at December 31, 2003 were as follows:
        (in thousands)


            2004                        17,647
            2005                        13,217
            2006                         6,959
            2007                         2,762
            2008                         1,550
            Thereafter                   5,020
                                     ---------
             Total                      47,155

5.      FINANCING

        Details of long-term debt, notes payable - other, and derivatives at December 31 are as follows: (in thousands)

                                                     2003             2002
                                                     ----             ----
        Notes Payable:
           7.625% Due 2009                          40,000            40,000
           7.25% Due 2004                            1,512             4,543
           Less Current Maturities                  (1,512)           (1,407)
                                                    ------            ------
           Long-Term Notes Payable                  40,000            43,136
                                                    ------            ------

        Derivative:
           Fair Value Hedge -
               6 Month LIBOR + 2.92% on $40            787               -
               million nominal amount due 2009
           Less Current Maturities                     -                 -
                                                    ------            ------
           Long-Term Derivative                        787               -
                                                    ------            ------

        Capitalized Lease Obligations:
           Total Capitalized Leases                 16,773            15,882
           Less Current Maturities                  (6,519)           (6,873)
                                                    ------            ------
           Long-Term Capitalized Leases             10,254             9,009
                                                    ------            ------

        Total Long-Term Debt                        51,041            52,145
                                                    ======            ======

17F
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


        In December 1999, the Company entered into a lease buyout agreement with Equity Office Properties on long-term capital lease obligations of Perimeter Center East. This lease payment obligation has been reflected as a long-term Notes Payable in the amount of $6,575,000 amortized at 7.25% for five years, ending December 1, 2004.

        On December 15, 1999, the Company issued $40,000,000 of Series A 7.625% Senior Notes to Merrill Lynch & Co. with proceeds being used to repay short-term debt to Southern Company and for various other corporate purposes. The entire principal will be due and payable on December 15, 2009. The Southern Company has guaranteed the principal and interest. In 2003, the Company entered into a derivative to hedge exposure to interest rate changes related to this note. The derivative is accounted for as a fair value hedge and was structured to match the critical terms of the hedged debt; therefore, no ineffectiveness has been recorded in earnings. The Company receives the fixed rate of 7.625% and pays six-month LIBOR plus 2.92%. As a result, interest of $482,504 was credited against the client companies' expenses during the year ended December 31, 2003.

        Maturities over the next five years of the Company's long-term debt outstanding at December 31, 2003 are as follows: (in thousands)

               2004                         8,031
               2005                         5,211
               2006                         3,838
               2007                         1,206
               2008                           -
               Thereafter                  40,787
                                          -------
               Total                       59,073
                                          =======


6.      PURCHASE COMMITMENTS

        The Company has various purchase commitments. At December 31, 2003, total capital expenditures are budgeted to be approximately $27 million in 2004.

                                                                              18
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                   SCHEDULE XV

                               STATEMENT OF INCOME


ACCOUNT          DESCRIPTION                          CURRENT YEAR   PRIOR YEAR
-------          -----------                          ------------   ----------


       INCOME

457       Services rendered to associate companies       823,065     853,111
458       Services rendered to non-associate
              companies                                   33,231      30,319

421       Miscellaneous income or loss                     1,602      (3,808)
                                                         -------     -------

                 Total Income                            857,898     879,622
                                                         -------     -------

       EXPENSE

920       Salaries and wages                             374,710     397,714
921       Office supplies and expenses                    88,935      92,154
922       Administrative expense transferred-credit         -           -
923       Outside services employed                      143,182     162,797
924       Property insurance                              20,014        (787)
925       Injuries and damages                            13,852      12,838
926       Employee pensions and benefits                  44,805      31,686
928       Regulatory commission expense                       23         104
930.1     General advertising expenses                    13,675      15,971
930.2     Miscellaneous general expenses                  12,183      12,639
931       Rents                                           54,411      62,010
932       Maintenance of structures and equipment         34,648      34,624
403       Depreciation and amortization expense           22,488      23,043
408       Taxes other than income taxes                   24,545      25,450
409       Income taxes                                      (125)     (1,274)
410       Provision for deferred income taxes               -           -
411       Provision for deferred income taxes - credit      -           -
411.5     Investment tax credit                             -           -
426.1     Donations                                        5,705       4,413
426.5     Other deductions                                   -           -
427       Interest on long-term debt                       2,842       4,068
430       Interest on debt to associate companies            321          89
431       Other interest expense                           1,684       2,083
                                                         -------     -------

                 Total Expense                           857,898     879,622
                                                         -------     -------

                 Net Income                                 -           -
                                                         =======     =======

19
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457



                                               DIRECT          INDIRECT         COMPENSATION            TOTAL
                                               COSTS           COSTS            FOR USE                 AMOUNT
NAME OF ASSOCIATE COMPANY                      CHARGED         CHARGED          OF CAPITAL              BILLED
-------------------------                      -------         -------          ------------            ------
                                               457-1           457-2            457-3

The Southern Company                           44,488           8,032               210                 52,730

Alabama Power Company                         170,592          45,275             1,270                217,137

Georgia Power Company                         237,126          64,305             1,765                303,196

Gulf Power Company                             42,954          12,050               317                 55,321

Mississippi Power Company                      36,759           9,045               267                 46,071

Savannah Electric & Power Co.                  13,076           3,086                91                 16,253

Southern Communications
  Services, Inc.                               17,329           1,155                34                 18,518

Southern Company Energy
  Solutions, LLC                                1,655             845                21                  2,521

Southern Company Gas, LLC                       8,236           2,495                91                 10,822

Southern Company Holdings, Inc.                 2,359             584                20                  2,963

Southern Company Rail Services                    256              94                 2                    352

Southern Electric Generating Co.                3,918           1,099                29                  5,046

Southern Electric Railroad Co.                    248              57                 1                    306

Southern Management
  Development, Inc.                             2,626             707                28                  3,361

Southern Nuclear Operating Co.                 31,059           8,156               219                 39,434

Southern Power Company                         39,063           8,081               359                 47,503

Southern Telecom, Inc.                          1,247             277                 7                  1,531
                                              -------         -------             -----                -------


          TOTAL                               652,991         165,343             4,731                823,065
                                              =======         =======             =====                =======


                                                                              20
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458

                                               DIRECT       INDIRECT     COMPENSATION                 EXCESS          TOTAL
                                               COSTS         COSTS         FOR USE          TOTAL       OR            AMOUNT
NAME OF NONASSOCIATE COMPANY                  CHARGED       CHARGED       OF CAPITAL        COST    DEFICIENCY        BILLED
----------------------------                  -------       -------      ------------       -----   ----------        ------
                                              458-1         458-2        458-3                        458-4

Department of Energy (DOE)                    20,654         2,943            90           23,687        -            23,687
Electric Power Research Institute              1,996           225             5            2,226        -             2,226
Vogt-NEM                                          11           -             -                 11        -                11
APC Credit Union                                  28           -             -                 28        -                28
Gulf Power Credit Union                           11           -             -                 11        -                11
AT & T                                            30           -             -                 30        -                30
Southern Interexchange                            12           -             -                 12        -                12
Georgia Charitable Foundation                      7           -             -                  7        -                 7
Southern System Master Retirement Trust        1,013           -              14            1,027        -             1,027
POWERCO                                           16           -             -                 16        -                16
FP&L; JEA; Tallahassee, FPC (Unit Power Sales)    45            31             1               77        -                77
FP&L; JEA, Tallahassee, FPC(OPS SCH. Fees)     1,803           -             -              1,803        -             1,803
Oglethorpe Power Corporation (OPS SCH. Fees)   4,874           -             -              4,874        -             4,874
SERC IR & Telecommunications Serv-APC Bldg         9           -             -                  9        -                 9
Alabama Electric Cooperative                      12             5           -                 17        -                17
Duke Energy Services                               7             2           -                  9        -                 9
Municipal Electric Authority of Georgia           13             4           -                 17        -                17
Oglethorpe Power Corporation                      37            12             1               50        -                50
South Mississippi Electric Power                   9             3           -                 12        -                12
Southeastern Electric Power Administration         4             2           -                  6        -                 6
Transmission - Studies (81 items)               (993)          133             4             (856)       -              (856)
Mirant                                            74            52             1              127        -               127
Other (17 items less than $5,000)                 30             1           -                 31        -                31
                                              ------         ------          ---           ------       ---           ------

     TOTAL                                    29,702         3,413           116           33,231        -            33,231
                                              ======         =====           ===           ======       ===           ======



(Continued on Page 20A)

20A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)
                                   (Continued)

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458




INSTRUCTION: Provide a brief description of the services rendered to each non-associate company:

Department of Energy (DOE) - Contract services concerning clean coal technology, Power System Development Facility/hot gas cleanup project.

Electric Power Research Institute - Testing SNCR Pilot; Clyde Bergermann smartcannon demonstration; Demonstration carbon in ash monitor; Emission and performance impacts of CT inlet fogging; Improved power plant dynamics performance; Gadsden switchgrass project; Indiglo agglomeration project; Gorgas SCR pilot plant; RTHR package demonstration; Demonstration and evaluation of SNCR trim; Switchgrass pellet project; Slag sensor demo; Flywheel evaluation; Arsenic mobility; Green screen; Biloxi MGP roam modeling; Insitu chemical fixation; Sources of groundwater contamination at MGP sites; Hybrid ion exchange resin evaluation; Metals sequestration in ash; Phytoremediation of arsenic contaminated soil; Evaluation of validity of remedial options assessment; Sedimant study; PCB soils treatment; Insitu solidification; Technology review for arsenic at substation sites; TRELSS-bulk transmission system reliability evaluation.

Vogt-NEM - Developing test procedures and conducting performance retest on the Barry 7 HRSG's.

APC Credit Union, Gulf Credit Union - Telecommunication services.

AT&T, Southern Interexchange - Telecommunication services related to fiber optics.

Georgia Charitable Foundation - Financial Services

Chase Manhattan Bank (Southern System Master Retirement Trust) - Management and administration of Pension Fund for the Southern Company.

POWERCO - Telecommunications services.

FP&L, FPC, JEA, and City of Tallahassee - Unit Power Sales (UPS) true-up and scheduling agreement.

Oglethorpe Power Corporation - Transmission Planning Operations (TPO) scheduling fees.

Southeastern Electric Reliability Council - Occupancy, telecommunications and other related services.

Ala. Electric Coop, Duke Energy Svcs; MEAG, OPC, S. Miss Elec Pwr., SEPA - Southeastern Electric Reliability Council (SERC) security coordinator.

Transmission-Studies - Studies to determine impact of and availability to third party wholesale usage of transmission lines.

Mirant - Various engineering and technical services.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:   Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.


                                 ASSOCIATE COMPANY CHARGES        NONASSOCIATE COMPANY CHARGES       TOTAL CHARGES FOR SERVICE
                                 ----------------------------     ------------------------------     -------------------------
                                 DIRECT    INDIRECT               DIRECT       INDIRECT              DIRECT    INDIRECT
DESCRIPTION OF ITEMS             COST      COST       TOTAL       COST         COST       TOTAL      COST      COST      TOTAL
                                 ------    --------   -----       ------       --------   -----      ------    --------  -----

920   SALARIES AND WAGES         357,437     9,461    366,898      7,584         228       7,812     365,021     9,689   374,710
921   OFFICE SUPPLIES & EXPENSES  74,104     9,098     83,202      5,535         198       5,733      79,639     9,296    88,935
922   ADMINISTRATIVE EXP.
       TRANSFERRED-CREDIT            -         -          -          -           -           -           -         -         -
923   OUTSIDE SERVICES EMPLOYED  126,997     4,774    131,771     11,258         153      11,411     138,255     4,927   143,182
924   PROPERTY INSURANCE          19,395       416     19,811        193          10         203      19,588       426    20,014
925   INJURIES AND DAMAGES        13,677       169     13,846          2           4           6      13,679       173    13,852
926   EMPLOYEE PENSIONS
       & BENEFITS                  9,477    34,561     44,038        -           767         767       9,477    35,328    44,805
928   REGULATORY COMMISSION
       EXPENSE                        23       -           23        -           -           -            23       -          23
930.1 GENERAL ADVERTISING
       EXPENSES                   13,675       -       13,675        -           -           -        13,675       -      13,675
930.2 MISCELLANEOUS GENERAL
       EXPENSES                  (62,106)   67,801      5,695      5,021       1,467       6,488     (57,085)   69,268    12,183
931   RENTS                       39,302    14,975     54,277         77          57         134      39,379    15,032    54,411
932   MAINTENANCE OF STRUCTURES
       AND EQUIPMENT              32,011     2,589     34,600         20          28          48      32,031     2,617    34,648
403   DEPRECIATION & AMORTIZATION
       EXPENSE                    19,926     2,538     22,464         12          12          24      19,938     2,550    22,488
408   TAXES OTHER THAN INCOME
       TAXES                       5,100    18,956     24,056        -           489         489       5,100    19,445    24,545
409   INCOME TAXES                  (125)      -         (125)       -           -           -          (125)      -        (125)
410   PROVISION FOR DEFERRED
       INCOME TAXES                  -         -          -          -           -           -           -         -         -
411   PROVISION FOR DEFERRED
       INCOME TAXES CREDIT           -         -          -          -           -           -           -         -         -
411.5 INVESTMENT TAX CREDIT          -         -          -          -           -           -           -         -         -
426.1 DONATIONS                    5,700         5      5,705        -           -           -         5,700         5     5,705
                                 ------------------ --------------------    -------- -----------  ---------------------------------
        SUBTOTAL EXPENSES        654,593   165,343    819,936     29,702       3,413      33,115     684,295   168,756   853,051


21A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES

                                 ASSOCIATE COMPANY CHARGES        NONASSOCIATE COMPANY CHARGES       TOTAL CHARGES FOR SERVICE
                                 ----------------------------     ------------------------------     -------------------------
                                 DIRECT    INDIRECT               DIRECT       INDIRECT              DIRECT    INDIRECT
DESCRIPTION OF ITEMS             COST      COST       TOTAL       COST         COST       TOTAL      COST      COST      TOTAL
                                 ------    --------   -----       ------       --------   -----      ------    --------  -----

427   INTEREST ON LONG-TERM DEBT     -         -        2,774        -           -            68         -         -       2,842
430   INTEREST ON DEBT TO
       ASSOCIATE COMPANIES           -         -          313        -           -             8         -         -         321
431   OTHER INTEREST EXPENSE         -         -        1,644        -           -            40         -         -       1,684
                                 -------   -------    -------     ------       -----      ------     -------   -------   -------
        TOTAL EXPENSES           654,593   165,343    824,667     29,702       3,413      33,231     684,295   168,756   857,898
421   MISCELLANEOUS GAIN          (1,602)      -       (1,602)       -          -            -        (1,602)      -      (1,602)
                                 -------   -------    -------     ------       -----      ------     -------   -------   -------
        TOTAL COST OF SERVICES   652,991   165,343    823,065     29,702       3,413      33,231     682,693   168,756   856,296
                                 =======   =======    ========    ======       ======     =======    ========  ========  =======



( ) Denotes Red Figure.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)


                         DEPARTMENT OR SERVICE FUNCTION


                                                 Administration                                                           Finance
                                         Total        and       Corporate    Customer                          External     and
DESCRIPTION OF ITEMS                     Amount     General      Counsel     Service   Engineering  Executive  Affairs   Accounting
--------------------                     -------    -------     --------     --------  -----------  ---------  --------  ---------

920    SALARIES AND WAGES                374,710     20,178        8,986       7,615      57,973      6,370     7,458     22,196
921    OFFICE SUPPLIES AND EXPENSES       88,935      3,043        1,143      12,851       8,362        164     2,433      6,109
923    OUTSIDE SERVICES EMPLOYED         143,182      8,335       21,862       7,769      18,023      1,249     4,654      5,932
924    PROPERTY INSURANCE                 20,014      1,049          -           -           -          -         -       18,772
925    INJURIES AND DAMAGES               13,852        207          -           -             4        -         -       13,638
926    EMPLOYEE PENSIONS & BENEFITS       44,805     44,557           19          10          10          1         2         20
928    REGULATORY COMMISSION EXPENSE          23         23          -           -           -          -         -          -
930.1  GENERAL ADVERTISING EXPENSES       13,675         33          -           -           -          300    13,158         12
930.2  MISCELLANEOUS GENERAL EXPENSES     12,183      1,512          754          24         858        494     1,918       (190)
931    RENTS                              54,411     24,232           87           6       2,684         10        42         36
932    MAINTENANCE OF STRUCTURES & EQUIP  34,648      3,680           15         373         658         11        67        180
403    DEPRECIATION & AMORTIZATION,
         EXPENSE                          22,488      1,674           55       1,090         360         15        58         42
408    TAXES OTHER THAN INCOME TAXES      24,545     24,542          -           -           -          -         -          -
409    INCOME TAXES                         (125)        18          -           -           -          -         -         (263)
426.1  DONATIONS                           5,705        112        1,164           2          36        822     2,934         33
427    INTEREST ON LONG-TERM DEBT          2,842      2,475          -           -           -          -         -          -
430    INTEREST ON DEBT TO ASSOCIATE CO.     321        321          -           -           -          -         -          -
431    OTHER INTEREST EXPENSE              1,684        729          -           -           -          -         -          -
                                         -------    -------       ------      ------      ------      -----    ------     ------
         TOTAL EXPENSES                  857,898    136,720       34,085      29,740      88,968      9,436    32,724     66,517
421    MISCELLANEOUS LOSS (GAIN)          (1,602)      (252)         (63)        (55)       (312)       (18)      (61)      (123)
                                         -------    -------       ------      ------      ------      -----    ------     ------


       TOTAL COSTS                       856,296    136,468       34,022      29,685      88,656      9,418    32,663     66,394
                                         =======    =======       ======     =======      ======      =====    ======     ======



(  ) Denotes Red Figure.

                                                                             22A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION

                         DEPARTMENT OR SERVICE FUNCTION

                                                                       Procurement   Research &    Southern
ACCOUNT       Generation    Human     Information  Internal                and      Environmental   Company     System  Transmission
NUMBER          Services  Resources   Resources    Auditing Marketing   Materials      Affairs        Gas        Air      Planning

 920            74,509     24,587       83,673      6,133     8,459         5,228     12,274          4,521       4,888      19,662
 921            10,052      2,408       28,586        592       873           493      7,428            773       1,674       1,951
 923            12,595      7,940       24,951        180     3,280         1,645     21,802            362          98       2,505
 924               -          -            -          -         -             -          193            -           -           -
 925               -          -              1        -         -             -            2            -           -           -
 926               115         25           25          2         4             4          1            -             7           3
 928               -          -            -          -         -             -          -              -           -           -
 930.1               8          1          -          -         -             -          -              163         -           -
 930.2           3,472      2,005        6,322        119     1,023           526     (1,070)            (3)      1,167      (6,748)
 931               556        381       25,277        135       188            76        102            -           545          54
 932               735        104       23,567         20       408           794         46             28       2,663       1,299
 403             1,513      1,149        6,284          7     1,053            11        551            -         2,493       6,133
 408               -          -            -          -         -             -          -              -             3         -
 409               120        -            -          -         -             -          -              -           -           -
 426.1             418         59            2        -           7           -          116            -           -           -
 427               -          -            367        -         -             -          -              -           -           -
 430               -          -            -          -         -             -          -              -           -           -
 431               -          -            955        -         -             -          -              -            -           -
               -------     ------      -------      -----    ------         -----     ------          -----      ------      ------
Total Expenses 104,093     38,659      200,010      7,188    15,295         8,777     41,445          5,844      13,538      24,859
 421              (184)       (72)        (181)       (13)      (29)          (16)      (144)           (11)        (25)        (43)
               -------     ------      -------      -----    ------         -----     ------          -----      ------     -------

TOTAL COSTS    103,909     38,587      199,829      7,175    15,266         8,761     41,301          5,833      13,513      24,816
               =======     ======      =======      =====    ======         =====     ======          =====      ======      ======



(  ) Denotes Red Figure.

                                                                             23
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920

                           DEPARTMENTAL SALARY EXPENSE


NAME OF DEPARTMENT                                   INCLUDED IN AMOUNTS BILLED TO  PERSONNEL
------------------                                   ------------------------------ ---------
Indicate each department                    TOTAL        PARENT         OTHER              NON-              END OF
or service function                         AMOUNT       COMPANY      ASSOCIATES        ASSOCIATES            YEAR
                                            ------       -------      ----------        ----------          ---------

Administration and General                  20,178        (2,283)        22,444              17               -

Corporate Counsel                            8,986         1,040          7,885              61                53

Customer Service                             7,615           -            7,615             -                 104

Engineering                                 57,973           688         56,478             807               467

Executive                                    6,370           958          5,412             -                   7

External Affairs                             7,458         2,735          4,723             -                  47

Finance & Accounting                        22,196         5,382         16,058             756               180

Generation Services                         74,509         4,098         70,329              82               616

Human Resources                             24,587            25         24,421             141               232

Information Resources                       83,673            85         83,519              69               930

Internal Auditing                            6,133           379          5,754             -                  58

Marketing                                    8,459           153          8,306             -                  66

Procurement & Materials                      5,228            12          5,106             110                50

Research & Environmental
  Affairs                                   12,274            42          6,827           5,405               106

Southern Company Gas                         4,521           -            4,521             -                  38

System Air                                   4,888           268          4,620             -                  55

Transmission Planning                       19,662             1         19,297             364               170
                                        ----------   -----------     ----------        --------          --------

      TOTAL                                374,710        13,583        353,315           7,812             3,179
                                          ========       =======       ========          ======            ======

( ) Denotes red figure.


24
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

INSTRUCTIONS:              Provide a breakdown by sub-account of outside
                           services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE            AMOUNT
-------------------                       ---------------                       -------------         ------

Legal Services

Baker & Hostetler, LLP                    Legal Services                                NA            2,122
Balch & Bingham, LLP                      Legal Services                                NA            6,980
Dorsey & Whitney                          Legal Services                                NA              556
Edison Electric Institute                 Legal Services                                NA              493
Hunton & Williams                         Legal Services                                NA            1,706
Keith Bissell                             Legal Services                                NA              126
McNatt & Greene                           Legal Services                                NA              164
Powell, Goldstein, Frazer &
    Murphy, LLP                           Legal Services                                NA              421
Troutman, Sanders, LLP                    Legal Services                                NA            7,119
Wilmer, Cutler & Pickering                Legal Services                                NA              238


Forty-Four Other Items Less
    than $100,000                                                                       NA              966
                                                                                                   --------
                                              Subtotal - Legal Services                              20,891
                                                                                                     ------

Auditing Service
Deloitte & Touche, LLP                    Audit Services                                NA            2,051

One Other Items Less
    than $100,000                                                                       NA                9
                                                                                                -----------

                                              Subtotal - Auditing Services                            2,060
                                                                                                   --------

(Continued on Page 24A)

                                                                            24A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

INSTRUCTIONS:              Provide a breakdown by sub-account of outside
                           services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE          AMOUNT
-------------------                       ---------------                       -------------       ------


Engineering Services
ADECCO Services                           Temporary Services                            NA            324
Airco Industrial Contractors, Inc.        Contract Engineering Serv.                    NA            175
Alabama Power Company                     Project Support                               A             213
Alstom Power, Inc.                        Contract Engineering Serv.                    NA            256
BE&K Engineering Co.                      Contract Engineering Serv.                    NA          7,813
BHA Group, Inc.                           Inspection Services                           NA            373
Caddell Construction Co., Inc.            Construction Services                         NA            227
CB & A Project Management Serv.           Project Management                            NA          1,229
Comprehensive Computer
    Consulting, Inc.                      Information Technology Serv.                  NA            139
Energy Design & Control Serv., Inc.       Contract Engineering Serv.                    NA            327
Global Supply Group, Inc.                 Contract Engineers-Constructors               NA            395
Hamon Research-Cottrell, Inc.             Contract Engineering Serv.                    NA            199
Kellogg Brown & Root, Inc.                Contract Engineering Serv.                    NA            219
Kinney Power Services                     Contract Engineering Serv.                    NA            173
NWL                                       Contract Engineering Serv.                    NA            207
Parsons Energy & Chemicals
    Group, Inc.                           Inspection Services                           NA            133
Sargent & Lundy, LLC                      Contract Engineering Serv.                    NA            161
Siemens Westinghouse                      Power Systems Development                     NA            321
Southern Research Institute               Power Systems Development                     NA          1,199
The E Group                               Project Management                            NA          1,035
The LRB Group, Inc.                       Inspection Services                           NA            115
Think Resources, Inc.                     Contract Engineering Serv.                    NA            105
United Dynamics Corp.                     Inspection Services                           NA            161
Universal Resources, Inc.                 Contract Engineering Serv.                    NA          4,055
Vital Inspection Professionals            Inspection Services                           NA            222


One Hundred Other Items
    Less than $100,000                                                                  NA          1,537
                                                                                                 --------

                                          Subtotal - Engineering Services                          21,313
                                                                                                  -------

(Continued on Page 24B)

24B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:              Provide a breakdown by sub-account of outside
                           services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE          AMOUNT
-------------------                       ---------------                       ---------------     ------

Other Services

Accenture, LLP                            Consulting Services                            NA          5,208
Acxiom Corporation                        Information Technology Services                NA            111
ADECCO USA, Inc.                          Temporary Services                             NA            706
ADP Investor Communication Serv.          Investor Relations                             NA            750
Alabama Power Company                     Project Support                                A          10,567
Alexander Strategy Group, Inc.            Consulting Services                            NA            173
Ann Randazzo                              Consulting Services                            NA            131
Artemis International Solutions           Information Technology Services                NA            195
Atmospheric Research & Analysis           Consulting Services                            NA          2,271
Autodesk, Inc.                            Software Consulting services                   NA            161
Avaya, Inc.                               Information Technology Services                NA            118
Barbour, Griffith & Rogers                Consulting Services                            NA            221
Bellomy Research, Inc.                    Consulting Services                            NA            260
Black & Veatch                            Information Technology Services                NA            103
Blankenship & Seay
    Consulting Group, Inc.                Consulting Services                            NA            178
Boston Consulting Group, Inc.             Consulting Services                            NA            799
Bowne of Atlanta, Inc.                    Stockholder Services                           NA            254
Caddell Construction Co.                  Construction Services                          NA          1,263
Callahan & Associated, Inc.               Telecommunications Services                    NA            121
Carter & Associates                       Property Management                            NA            258
Cauthen & Associates                      Consulting Services                            NA            219
Checkfree Services Corporation            Consulting Services                            NA            184
Chesley Brown International, Inc.         Security Management Services                   NA            134
Click2Learn.Com                           Information Technology Services                NA            291
CMI                                       Marketing Services                             NA            365
Comprehensive Computer
    Consulting, Inc.                      Information Technology Services                NA          5,739


(Continued on page 24C)

                                                                            24C
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:              Provide a breakdown by sub-account of outside
                           services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE           AMOUNT
-------------------                       ---------------                       ----------------     ------

Computer Technology Solutions, Inc.       Information Technology Services               NA            356
COMSYS                                    Information Technology Services               NA            294
Creative Financial Group, LTD             Financial Services                            NA            250
Crossaccess Corporation                   Software Consulting Services                  NA            241
Cybervault Services, Inc.                 Information Technology Services               NA            103
Daniel J. Edelman, Inc.                   Consulting Services                           NA            173
Dell Marketing, LP                        Information Technology Services               NA            416
Deloitte & Touche LLP                     Consulting Services                           NA            826
Dewey Ballantine                          Financial Services                            NA            758
Docucorp International                    Programming Services                          NA            121
Doozer Software, Inc.                     Software Consulting Services                  NA            537
Drotter Human Resources, Inc.             Consulting Services                           NA            100
Dun & Bradstreet                          Software Consulting Services                  NA            133
Earth Tech, Inc.                          Consulting Services                           NA            112
Electric Power Research
    Institute                             Research and Development                      NA          5,367
Energy Ventures Analysis, Inc.            Marketing Services                            NA            101
Entec Services, Inc.                      Consulting Services                           NA            148
Equifax Credit Info. Serv.                Credit Information Services                   NA            673
Ernst & Young, LLP                        Consulting Services                           NA            465
ESRI Business Information
    Solutions                             Information Technology Services               NA            107
Forrester Research, Inc.                  Information Technology Services               NA            136
Fossil Energy Research Corp.              Research and Development                      NA            195
GCI Group                                 Public Relations Services                     NA            424
GE Energy Management Serv., Inc.          Information Technology Services               NA            122
GE Purchase Card Services                 Financial Services                            NA            115
Georgia Power Company                     Project Support                               A           9,796


(Continued on page 24D)

24D
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:              Provide a breakdown by sub-account of outside
                           services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE          AMOUNT
-------------------                       ---------------                       ----------------    ------

Georgia Tech Research Corporation         Research and Development                     NA            312
Georgia Transmission Corporation          Transmission Services                        NA            341
Grubb & Ellis Management Serv.            Personnel Services                           NA            173
Gulf Power Company                        Project Support                              A           1,617
Hawthorn Group                            Consulting Services                          NA            329
Hewitt Associates                         Personnel Services                           NA          5,072
Intelligent Technology Systems            Information Technology Services              NA            161
Intergraph Corporation                    Software Consulting Services                 NA            239
Intermat, Inc.                            Software Consulting Services                 NA            211
Iron Mountain Records Management          Records Management                           NA            101
James B. McClanahan                       Environmental Services                       NA            169
Jeffcoat & Associates, LP                 Information Technology Services              NA            140
Korn/Ferry International                  Executive Search Services                    NA            164
Lee Hecht Harrison, Inc.                  Personnel Services                           NA            116
Lehigh University                         Research and Development                     NA            113
Liebman & Associates, Inc.                Research and Development                     NA            134
Lucid Partners, Inc.                      Investor Relations                           NA            102
M&D Power Constructors, Inc.              Construction Services                        NA          1,006
Market Strategies                         Marketing Services                           NA            104
Matrix Resources, Inc.                    Consulting Services                          NA            251
Maximus                                   Information Technology Services              NA            167
McDermott, Will & Emery                   Consulting Services                          NA            505
McLaren Consulting, Inc.                  Software Consulting Services                 NA            250
Merrill Lynch Trust Company               Financial Services                           NA          1,624
Merrill Lynch, Pierce, Fenner,
    & Smith, Inc.                         Financial Services                           NA          1,163
Mesa Solutions, Inc.                      Consulting Services                          NA            293
Microsoft Services                        Information Technology Services              NA            564
Mississippi Power Company                 Project Support                              A             731
Moody's Investor Services                 Financial Services                           NA            420
MSLI Western Region Collection            Information Technology Services              NA            181


(Continued on page 24E)

                                                                             24E
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:              Provide a breakdown by sub-account of outside
                           services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE         AMOUNT
-------------------                       ---------------                       ----------------   ------

New York Stock Exchange, Inc.             Financial Services                           NA            596
Open Access Technology
    International, Inc.                   Information Technology Services              NA            283
ORACLE Corporation                        Software Consulting Services                 NA          1,860
PA Consulting Services, Inc.              Consulting Services                          NA            366
Pantellos Group Limited Partnership       Procurement Services                         NA          1,194
Parson Consulting Company                 Consulting Services                          NA            266
Peoplesoft, Inc.                          Software Consulting Services                 NA            169
Powertech Labs, Inc.                      Software Consulting Services                 NA            101
Praeos Technologies, Inc.                 Information Technology Services              NA            168
Queen City Railroad Construction          Railcar Services                             NA            323
R.W. Beck, Inc.                           Financial Services                           NA            323
Robert T. Cobb                            Consulting Services                          NA            214
Russell Reynolds Associates, Inc.         Consulting Services                          NA            194
Sage Advantage, Inc.                      Call Monitoring Services                     NA            104
SAS Institute, Inc.                       Software Consulting Services                 NA            235
Savannah Electric & Power Co.             Project Support                              A             179
Scott, Madden & Associates, Inc.          Consulting Services                          NA            770
SCR-Tech, LLC                             Environmental Services                       NA            585
Securitas Security Services US            Security Services                            NA            378
Setrans                                   Consulting Services                          NA            168
Sideview Partners                         Consulting Services                          NA            102
Software House International, Inc.        Information Technology Services              NA            881
Southern Company Energy Solutions         Project Support                              A             133
Southern Research Institute               Consulting Services                          NA            280
Standard & Poor's Corporation             Financial Services                           NA            728
Sungard CSS Software                      Software Consulting Services                 NA            129
Synergis                                  Software Consulting Services                 NA          1,310
System Architechs, Inc.                   Software Consulting Services                 NA            285
Systems Applications Intl                 Consulting Services                          NA            252



(Continued on page 24F)

24F
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


INSTRUCTIONS:              Provide a breakdown by sub-account of outside
                           services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE          AMOUNT
-------------------                       ---------------                       ----------------    ------

Tech Providers, Inc.                      Personnel Services                           NA            119
Teksystems                                Information Technology Services              NA            708
The North Highland Company, Inc.          Consulting Services                          NA            221
The Smith-Free Group                      Consulting Services                          NA            136
The Tiger Group, Inc.                     Information Technology Services              NA            105
The University of Alabama
    At Birmingham                         Research and Development                     NA            246
Thomson Financial / Carson                Financial Services                           NA            136
Time and Money Consulting, Inc.           Consulting Services                          NA            104
TQS Research, Inc.                        Market Research Studies                      NA            102
URS Corporation                           Environmental Services                       NA            263
Veritas Software Global, LLC              Software Consulting Services                 NA            205
Verity, Inc.                              Software Consulting Services                 NA            130
Vitria Technology, Inc.                   Software Consulting Services                 NA            476
Whitehead Construction, Inc.              Construction Services                        NA            293
Z Solutions                               Consulting Services                          NA            223

    1,138 Other Items Less Than $100,000  NA                                                      13,273
                                                                                               ---------

                                          Subtotal - Other Services                               98,918
                                                                                               ---------

                                                         TOTAL                                   143,182
                                                                                                 =======



25
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                            AMOUNT
-----------                                            ------

Pensions                                                409

Early Retirement Benefits                               958

Flexible Credit Benefits - Company Contributions     17,135

Post Retirement Medical Benefits                      8,978

Post Retirement Life Benefits                         3,665

Post Employment Benefits                              1,058

Minority Scholarship Program                             -

Educational Assistance Plan                             325

Employee Savings Plan/ESOP - Company Contribution    10,005

Employee Health and Physical Examinations                67

Other (Employees' Professional Fees and
    Other Employee Fringe Benefits)                   2,205
                                                     -------

    TOTAL                                             44,805
                                                     =======

                                                                             26
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1


INSTRUCTIONS:              Provide a listing of the amount included in Account
                           930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


In the past, advertising expenses were paid directly by the Southern Company. In 1999, however, the Company began to reflect these expenses on its books. While these costs are billed to the holding company, the change was made to recognize the Service Company's role in managing these expenses and to add efficiency to the operations of the Company. 2003 advertising expenses are as follows:


NAME OF PAYEE                        DESCRIPTION                     AMOUNT
-------------                        -----------                     ------

Arena Advertising
    (Alvin Alley Dance Theatre)      Corporate Branding                   8
Atlanta Braves                       Sports Marketing                   470
Billy Andrade                        Sports Marketing                   103
Financial Times, LTD                 Corporate Branding                   6
Fitzgerald & Co.                     Corporate Branding               6,148
Fortune Magazine                     Corporate Branding                   5
GCI Group                            Corporate Branding                   5
Georgia Public Broadcasting          Corporate Branding                  50
Grey Worldwide Atlanta               Corporate Branding                 586
Joe Inman, Inc.                      Sports Marketing                   175
Lattimer Moffitt Communication       Corporate Branding                 708
Leaders Magazine, Inc.               Corporate Branding                  17
Ontelcom, Inc.                       Corporate Branding                  64
PGA Tournament Corporation, Inc.     Sports Marketing                 3,520
Public Broadcasting Atlanta          Corporate Branding                   7
Scholarship Program Administrators   Corporate Branding                  33
Stewart Cink                         Sports Marketing                    88
Tasteful Events, Inc.                Corporate Branding                   6
The Game, LLC                        Sports Marketing                    18
Turner South                         Corporate Branding               1,541
Unlimited Outdoors                   Sports Marketing                    50
WP Productions, Inc.                 Sports Maketing                     45
    All other Items less than $3,000                                     22
                                                                 ----------

                                     TOTAL                           13,675
                                                                   ========

27
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2


INSTRUCTIONS: Provide a list of the amount included in Account 930.2,
              "Miscellaneous General Expenses", classifying the items according to their nature. Payments and expenses permitted by Section 321
              (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


DESCRIPTION                                                       AMOUNT
-----------                                                       ------


Employee Training                                                  2,488

Expenses of SCS Employees Located at Operating Co.                 2,174

Meals, Lodging, & Incidentals Related to
  Meetings & Conferences                                           6,552

Dues and Memberships                                               1,320

Recruiting, Interviewing, & Placement
  of Employees                                                       232

Other General Expenses *                                           (583)
                                                                ---------

    TOTAL                                                         12,183
                                                                 =======


* Credit includes expenses transferred to CWIP and funds received for transmission impact and facilities studies.




( ) Denotes red figure.

                                                                             28
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                      RENTS

                                   ACCOUNT 931


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                        AMOUNT
-----------                                                        ------

Office Rents                                                       26,293

Computer and Other Data Processing Equipment Rental                18,947

IR Equipment - Capital Lease                                        2,435

Software                                                            2,047

All Other (Automobile, Office Furniture & Equipment,
    Miscellaneous Storage, Equipment Rental & Aircraft)             4,689
                                                                  -------


    TOTAL                                                          54,411
                                                                  =======

29
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                       AMOUNT
-----------                                       ------


Other Than U.S. Government Taxes

    State Unemployment                               187

    City/Business License Tax                        -

    Property and Other City and State              1,066
                                                  ------

         Subtotal - Other                          1,253
                                                  ------


U.S. Government Taxes

    Federal Insurance Contributions Act           23,014

    Federal Unemployment                             278
                                                 -------

         Subtotal - U.S. Government               23,292
                                                 -------


    TOTAL                                         24,545
                                                 =======

                                                                            30
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                    DONATIONS

                                  ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                              PURPOSE OF DONATION                         AMOUNT
-----------------                                              -------------------                         ------

100 Black Men of Atlanta, Inc.                                 Civic & Charitable                              10
Alvin Alley American Dance Foundation                          Civic & Charitable                              75
American Heart Association                                     Civic & Charitable                              19
American Legislative Exchange Council                          Support of Program                               7
Americans for Balanced Energy Choices                          Support of Program                           1,000
Atlanta University Center                                      Civic & Charitable                              11
Auburn University Foundation                                   Civic & Charitable                              12
Auburn University Foundation                                   Educational Matching                            19
Auburn University Minority Engineering Program                 Civic & Charitable                               5
Boy Scouts of America                                          Civic & Charitable                               5
Business Institute for Political Analysis                      Support of Program                              10
Camp Smile-A-Mile                                              Civic & Charitable                               5
Cancer Research Foundation of America                          Support of Program                              12
Capitol Hill Club                                              Civic & Charitable                               5
Center for Legislative Energy & Env. Research                  Support of Program                               5
Chamber of Commerce of the USA                                 Support of Program                              30
Chick-Fil-A Peach Bowl                                         Civic & Charitable                               7
Children's Healthcare                                          Civic & Charitable                             100
Citizens for a Sound Economy Foundation                        Civic & Charitable                               5
City of Marion                                                 Civic & Charitable                              70
Congressional Coalition on Adoption Institute                  Civic & Charitable                               5
Congressional Sportsmen's Foundation                           Support of Program                              34
Council of Republicans for Environmental Advocacy              Support of Program                              30
Danny Thompson Memorial Fund                                   Civic & Charitable                              10
Democratic Leadership Council                                  Support of Program                              25
Electric Reliability Coordinating Council                      Support of Program                           1,120
Electricity Reform Accountability Project                      Support of Program                             580
Emory University                                               Educational Matching                             8
Florida House                                                  Civic & Charitable                              10
Florida Minority Supplier Development Council                  Civic & Charitable                               5
Ford's Theatre Society                                         Civic & Charitable                              90
Georgia Institute of Technology                                Civic & Charitable                             115
Georgia Institute of Technology                                Educational Matching                            24
Georgia State University                                       Educational Matching                             7
Global Environmental Management Initiative                     Civic & Charitable                              20
Gresham Middle School                                          Civic & Charitable                               5
Habitat for Humanity                                           Civic & Charitable                              31
Harvard University                                             Civic & Charitable                              50
Horton's Kids, Inc.                                            Civic & Charitable                               5
Idaho State Society                                            Civic & Charitable                               5
Inroads / Birmingham, Inc.                                     Civic & Charitable                               6



30A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                    DONATIONS

                                  ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                              PURPOSE OF DONATION                         AMOUNT
-----------------                                              -------------------                         ------

Junior Achievement of Greater Birmingham, Inc.                 Civic & Charitable                               4
Kennedy Center                                                 Civic & Charitable                               8
KW Productions LLC (National Black College Job Fair)           Civic & Charitable                               3
Lakeshore Foundation                                           Civic & Charitable                               9
Louisiana Alive, Inc.                                          Support of Program                               6
March of Dimes                                                 Civic & Charitable                               8
Metro Atlanta Chamber of Commerce                              Civic & Charitable                              10
Metropolitan Development Board                                 Civic & Charitable                              15
Mississippi State University                                   Educational Matching                             4
MUSC Health Sciences Foundation                                Civic & Charitable                              10
National Fish & Wildlife Foundation                            Civic & Charitable                           1,200
National Governors Assn Center for Best Practices              Civic & Charitable                              24
National Multiple Sclerosis Society                            Support of Program                               8
National Press Foundation                                      Civic & Charitable                               3
National Wild Turkey Federation                                Support of Program                               7
Omega Media, Inc. (Inspired Cultural
  Excellence Awards)                                           Civic & Charitable                               5
Open Fairways                                                  Civic & Charitable                               8
Prattville Fire Department                                     Civic & Charitable                               7
Roopville Elementary School                                    Civic & Charitable                               5
Society of Hispanic Professional Engineers                     Civic & Charitable                               3
Society of Women Engineers                                     Civic & Charitable                              15
Southeastern Junior Golf Tour                                  Civic & Charitable                              10
Students in Free Enterprise                                    Civic & Charitable                              25
Syracuse University                                            Educational Matching                             3
Taste of the South                                             Support of Program                              10
Tennessee State University                                     Civic & Charitable                              10
Tennessee Technological University                             Civic & Charitable                               3
The Annapolis Center                                           Civic & Charitable                             175
The Carter Center                                              Civic & Charitable                              13
The Delay Foundation Golf Invitational                         Civic & Charitable                              25
The Federalist Society for Law & Public Policy Studies         Civic & Charitable                              10
The Foundation for Hospital Art                                Civic & Charitable                               7
The Manufacturing Institute                                    Civic & Charitable                              20
The Progress & Freedom Foundation                              Support of Program                             100
The University of Alabama                                      Educational Matching                             7
Tuskegee University                                            Civic & Charitable                               5
U.S. Capitol Historical Society                                Civic & Charitable                              12
United Way                                                     Civic & Charitable                             196




                                                                            30B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                    DONATIONS

                                  ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                              PURPOSE OF DONATION                         AMOUNT
-----------------                                              -------------------                         ------

University of Georgia                                          Educational Matching                             3
University of North Alabama                                    Educational Matching                             5
Warehouse Productions, LLC                                     Support of Program                              10
Waterfall Committee                                            Civic & Charitable                              17
Wesleyan College                                               Educational Matching                             3
Wolf Trap Foundation for the Performing Arts                   Civic & Charitable                              17



81  Other Items (Less than $3,000)                             Civic & Charitable                              81

69  Other Items (Less than $3,000)                             Employee Matching Gift                          29

6   Other Items (Less than $3,000)                             Support of Program                               7

Refunds of 2002 Donations                                      Support of Program                             (57)
                                                                                                       -----------


    TOTAL                                                                                                   5,705
                                                                                                         ========



31
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5


INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other
              Deductions", classifying such expenses according to their nature.


DESCRIPTION                     NAME OF PAYEE                  AMOUNT
-----------                     -------------                  ------



NOT APPLICABLE

                                                                            32
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003
                             (Thousands of Dollars)

                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:              The space below is provided for important notes
                           regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on Page 17

    33
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                               ORGANIZATION CHART

--------------------------------------------------------------------------------------------------------------------------
                                     Chairman, President and Chief Executive Officer
                                                    Southern Company
--------------------------------------------------------------------------------------------------------------------------

---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
 President Southern    Exec. VP - Chief      Exec. VP -          VP -         Exec. VP, &      Exec. VP &     President &
  Co. Generation &     Marketing Officer      External         Internal       SoCo CFO &        General       CEO SoCo Gas
    Energy Mkt.                                Affairs         Auditing        Treasurer        Counsel
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------

---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
   VP - SCS & So.        VP - Product      VP - Corporate      Internal        Sr. VP -        VP and Sr.
     Power CFO            Management        Communication      Auditing      Comptroller &      Counsel
                                                              Directors         SCS CFO
                                                                  (4                          VP & Assoc.
                                                              Positions)                      Gen. Counsel
                                                                                             (3 Positions)
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------

---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
 Sr. VP Engineering     VP - Marketing          VP -                         VP - Finance       Sr. VP -
   & Construction          Services         Governmental                                         Chief
      Services                                 Affairs                                        Transmission
                                                                                                Officer
   VP - Technical
      Services                                                                                  Sr. VP -
                                                                                              Transmission
  VP Fossil/Hydro                                                                              Planning &
Eng., Procurement &                                                                            Operations
    Construction
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------

---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
Sr.VP - Research &         Director -         VP - Supply                     Assistant        VP -
 Environmental         Customer Service           Chain                       Treasurer &     Corporate
     Affairs                                    Management                    Director Trust  Sec. & Assoc.
                                                                                Finance       Gen. Counsel
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------

---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
   Executive VP -                              Director -                       Director -    Sr. VP -Human
     Generation                                External                      Risk Management   Resources
                                               Affairs
  Sr. VP - Energy                                                                             VP Compensation
    - Marketing                                                                                 & Benefits

   VP - Business
    Development                                                                                 VP-Employee
                                                                                                Relations &
 VP - Fleet Oper. &                                                                              Associate
      Trading                                                                                     General
                                                                                                  Counsel
  VP - Generation
  Planning & Dev.                                                                                HR Directors
                                                                                                (7 Positions)
 VP - Fuel Services

 Director - Fin. &
 Contract Services

     Director -
Portfolio Management
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------

---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
  Exec. VP & Chief                                                                             Sr. VP -
 Production Officer                                                                           Information
                                                                                               Technology
    VP - Senior
Production Officers                                                                               Chief
   (5 Positions)                                                                               Information
                                                                                               Officers (5
                                                                                                Positions)

                                                                                                VP-Comp. &
                                                                                              Network Serv.

                                                                                                 Director
                                                                                                Technology
                                                                                                 Planning
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------

---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
   VP & Associate                                                                              Director -
  General Counsel                                                                               Policy &
                                                                                                Planning
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------

---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------
                                                                                               Director -
                                                                                              Admin. Serv.
                                                                                               & Security
---------------------  ------------------  ----------------  -------------  ---------------- ---------------  -------------



34
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003

                              METHODS OF ALLOCATION

SCS uses statistics based on a single year with a one-year lag; therefore, 2003 allocations were based on 2001 statistics. Each participating company receives a pro rata share based upon its statistics defined by the following methods. Multiple versions of the bases are available to reflect the exclusion of specific companies if they do not participate in or benefit from particular projects or services. In the following discussion, Client Operating Companies refer to Southern system companies that generate power, and Client Companies include all affiliates.

     1.     Load Basis

            Annual operating area territorial load (defined as kilowatt-hours of total energy generated plus energy received minus energy delivered) plus other firm wholesale commitments of each Client Operating Company other than Southern Electric Generating Company (SEGCO).

     2.     Customer Basis

            Number of year-end customers of each Client Operating Company (other than SEGCO and Southern Power) and Southern Company Gas.

     3.     Employee Basis

            Number of year-end employees of each Client Company. Employee groups not benefiting from certain services are not included in every allocation.

     4.     Financial Basis

            Average of the percentages of net fixed assets, operating expenses, and operating revenues of each Client Company.

     5.     Fossil Fuel Generation Basis

            Generation (kilowatt-hours) from all fossil fuel sources of each Client Operating Company. Generation from plants operated by the Southern system but jointly owned by external parties is included. Generation from plants jointly owned by Southern affiliates but operated by external parties is excluded. Generation jointly owned by Southern Company affiliates is assigned on an ownership basis.

            To equitably allocate a portion of general fuel-related costs to Southern Company Gas, the generation allocation was modified to recognize its share of total Southern system gas consumption.

     6.     Coal Generation Basis

            Generation (kilowatt-hours) from coal fuel sources of each Client Operating Company. Generation from plants operated by the Southern system but jointly owned by external parties is included. Generation from plants jointly owned by Southern affiliates but operated by external parties is excluded. Generation jointly owned by Southern Company affiliates is assigned on an ownership basis.

     7.     Gas Generation Basis

            Generation (kilowatt-hours) from gas fuel sources of each Client Operating Company. Generation from plants operated by the Southern system but jointly owned by external parties is included. Generation from plants jointly owned by Southern affiliates but operated by external parties is excluded. Generation jointly owned by Southern Company affiliates is assigned on an ownership basis.

            To equitably allocate a portion of general fuel-related costs to Southern Company Gas, the generation allocation was modified to recognize its share of total Southern system gas consumption.

                                                                           34A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003

                              METHODS OF ALLOCATION


     8.     Fossil and Hydro Capacity Basis

            Fossil and hydro nameplate generating capacity (kilowatts) for each Client Operating company. Capacity operated by the Southern system but jointly owned by external parties is included. Capacity jointly owned by Southern affiliates but operated by external parties is excluded. Capacity jointly owned by Southern Company affiliates is assigned on an ownership basis.

     9.     Fossil Capacity Basis

            Fossil nameplate generating capacity (kilowatts) for each Client Operating company. Capacity operated by the Southern system but jointly owned by external parties is included. Capacity jointly owned by Southern affiliates but operated by external parties is excluded. Capacity jointly owned by Southern Company affiliates is assigned on an ownership basis.

    10.     Coal Capacity Basis

            Coal nameplate generating capacity (kilowatts) for each Client Operating company. Capacity operated by the Southern system but jointly owned by external parties is included. Capacity jointly owned by Southern affiliates but operated by external parties is excluded. Capacity jointly owned by Southern Company affiliates is assigned on an ownership basis.

    11.     Insurance Premium Basis

            Insurance premiums of each Client Company.

    12.     Salary Basis

            Service Company labor billed to each Client Company.

            In addition, overhead charges are allocated to the applicable companies based on standard rates applied to actual labor charges in the current period.

    13.     Information Technology Division Salary Basis

            Service Company Information Technology labor billed to each Client Company.

    14.     Capitalization Basis (Southern System Basis)

            Book capitalization (defined as long-term debt excluding the short-term portion, preferred securities, cumulative preferred stock and common shareholder equity) of each Client Company.

    15.     Market-Based Equity Basis

            Book equity adjusted to estimated fair market value of each Client Company.

    16.     Personal Computers Basis

            Number of personal computers of each Client Company. Organizations not benefiting from certain types of computers are not included in every allocation.

    17.     System Aircraft Availability Basis

            Number of executives authorized to call out flights at each Client Company.

            Utilization of system aircraft is billed based on a comparable undiscounted commercial fare for the itinerary flow. An "availability fee," which represents the remaining costs of system aircraft operations, is allocated to the Client Companies on this basis.

                                                                             35
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 2003:

Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, the Company is required to submit an annual statement to its associate client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. The Company does not bill its associate client companies for compensation of equity capital.

In 2003, the Company initiated short-term borrowing exclusively from the Southern Company; other outside banking institutions were not used. The interest rates on these borrowings ranged from 4.57% to 5.14%. Interest in the amount of $320,609 was accrued on the Southern Company borrowing and was billed to the client companies.

As of December 31, 2003, the Company reflected long-term debt outstanding from various institutions in the amount of $41,511,633. The interest rates on these borrowings ranged from 7.25% to 7.625%. Interest of $3,324,739 was accrued and billed to the client companies. Other long-term debt related to capitalized leases in the amount of $16,773,189 was outstanding. The interest rates on these capitalized leases ranged from 4.59% to 8.00%. Interest of $955,693 was accrued and billed to the client companies.

In 2003, the Company entered into a derivative to hedge exposure to interest rate changes. The derivative is accounted for as a fair value hedge. The Company receives the fixed rate of 7.625% and pays six-month LIBOR plus 2.92%. As a result, interest of $482,504 was credited against the client companies' expenses during 2003.

In addition, during 2003, the Company incurred other interest of $696,495 related to the Transmission Access deposits and $32,290 related to Miscellaneous Expenses.

All interest was billed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts. The interest on total service company indebtedness was billed to the associate and non-associate companies as follows:

         The Southern Company                               $  210,397
         Alabama Power Company                               1,269,549
         Georgia Power Company                               1,765,049
         Gulf Power Company                                    317,191
         Mississippi Power Company                             266,630
         Savannah Electric & Power Company                      90,707
         Southern Electric Generating Company                   29,006
         Southern Nuclear Operating Company, Inc.              219,073
         Southern Company Energy Solutions, LLC                 21,405
         Southern Company Holdings, Inc.                        19,908
         Southern Management Development                        27,626
         Southern Communications Services, Inc.                 33,920
         Southern Electric Railroad Company                      1,164
         Southern Power Company                                359,295
         Southern Telecom Inc.                                   6,941
         Southern Company Gas, LLC                              90,584
         Southern Company Rail Services                          2,425
         Non-associate Companies                               116,452
                                                          ------------

                                                            $4,847,322

36
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2003











                                SIGNATURE CLAUSE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                         Southern Company Services, Inc.
                           (Name of Reporting Company)


                              By: /s/W. Dean Hudson
                                  -----------------
                         (Signature of Signing Officer)


               W. Dean Hudson, Senior Vice President, Comptroller
                           and Chief Financial Officer
                   (Printed Name and Title of Signing Officer)


                Date:  April 30, 2004